Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-113444) of Continental Airlines, Inc. of our report dated March 28, 2007, with respect to the statements of net assets available for benefits as of December 31, 2006 and 2005 of the Continental Airlines, Inc. 2004 Employee Stock Purchase Plan and the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005 and the period from April 1, 2004 (date of inception) through December 31, 2004, which report appears in the December 31, 2006 annual report on Form 11-K of the Continental Airlines, Inc. 2004 Employee Stock Purchase Plan.

/s/ Mir∙Fox & Rodriguez, P.C.

Houston, Texas

March 28, 2007